EXHIBIT 99.1

PRESS RELEASE

Loncor Provides Corporate Update

Toronto, Canada – February 6, 2015 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") announces that Peter Cowley has stepped down from his roles as President and Chief Executive Officer of the Company for personal reasons.  The Company thanks Mr. Cowley for his years of service and wishes him well in his future endeavours.  Mr. Cowley has agreed to provide advisory services to Loncor.  Arnold Kondrat, currently Executive Vice President and a founding director of the Company, has been appointed by the board as interim President and Chief Executive Officer of the Company, and the Company will conduct a search for a new President and CEO under the direction of the board.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects.  The Company has a number of prospecting permits for various minerals including gold over an area covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus.  Loncor also owns or controls 51 exploration permits covering areas in North Kivu province.  Both areas have historic gold production.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com or contact: Arnold Kondrat, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.